Commission File Number
                                                                       011-14995

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2001

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.
---------------------------------------------------------
Full Name of Registrant:


Former Name if Applicable

6 GREENE STREET
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10013
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City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]    (a)    The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]    (b)    The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)    The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, the Registrant has recently completed the integration of personnel from its acquisition of Maglio, Inc. In connection with the acquisition and integration of personnel, the Registrant has implemented a new accounting software program. As a result of difficulties encountered in the initial implementation of the new accounting program, the Registrant has been unable to timely finalize its results for the first quarter.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     JOSEPH A. BARATTA         212              750-9700
     -----------------         ---              --------
          (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [x] Yes        [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  [ ] Yes    [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May 14, 2001
                                            By:  /S/
                                                 -------------------------------
                                                 Philip Luizzo,
                                                 CHIEF EXECUTIVE OFFICER AND
                                                 PRESIDENT


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


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